SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
              under Section 12(g) of the Securities Exchange Act of
                   1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 1-11505

                           MidAmerican Energy Company
             (Exact name of registrant as specified in its charter)

 666 Grand Avenue, P.O. Box 657, Des Moines, Iowa 50303-0657     515/242-4300
  (Address, including zip code of registrant's                (Telephone Number)
  principal executive offices)


                           Common Stock, no par value
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            (Title of each class of securities covered by this Form)

                  Preferred Stock, $1.7375 Series, No Par Value
                   Preferred Stock, $3.30 Series, No Par Value
                   Preferred Stock, $3.75 Series, No Par Value
                   Preferred Stock, $3.90 Series, No Par Value
                   Preferred Stock, $4.20 Series, No Par Value
                   Preferred Stock, $4.35 Series, No Par Value
                   Preferred Stock, $4.40 Series, No Par Value
                   Preferred Stock, $4.80 Series, No Par Value
                   Preferred Stock, $5.25 Series, No Par Value
                   Preferred Stock, $7.80 Series, No Par Value
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         (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports.

        Rule 12g-4(a)(1)(i)   [X]                  Rule 12h-3(b)(1)(ii)   [ ]
       Rule 12g-4(a)(1)(ii)   [ ]                   Rule 12h-3(b)(2)(i)   [ ]
        Rule 12g-4(a)(2)(i)   [ ]
       Rule 12g-4(a)(2)(ii)   [ ]                  Rule 12h-3(b)(2)(ii)   [ ]
        Rule 12h-3(b)(1)(i)   [ ]                            Rule 15d-6   [ ]

               Approximate number of holders of record as of the
                       certification or notice date: One

         Pursuant to the requirements of the Securities Exchange Act of 1934, MidAmerican Energy Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:     December 2, 1996                    By:      Paul J. Leighton
      --------------------------                  -----------------------
                                                       Paul J. Leighton
                                                       Vice President and
                                                       Corporate Secretary